SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 23, 2018

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Periodic update on transaction details related to Philips’ share repurchases”, dated February 23, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 23rd day of February, 2018.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press Information

February 23, 2018

Periodic update on transaction details related to Philips’ share repurchases

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today reported the transaction details related to the repurchases of its own common shares made in the period from February 16, 2018 up to and including February 22, 2018. These repurchases were made under the EUR 1.5 billion share buyback program for capital reduction purposes, which was announced on June 28, 2017. Further details can be found in the table below and via this link.*

Date	Total number of repurchased shares	Weighted average purchase price (EUR)
February 16, 2018	243,860	31.41
February 19, 2018	420,500	31.24
February 20, 2018	101,808	31.04
February 21, 2018	43,000	31.10
February 22, 2018	150,000	31.38

*	The reported repurchases were executed by an intermediary to allow for buybacks in the open market during both open and closed periods. Details about the forward transactions executed earlier under this program can be found via the same link.

For further information, please contact:

Ben Zwirs

Philips Group Press Office

Tel.: +31 6 15213446

E-mail: ben.zwirs@philips.com

Ksenija Gonciarenko

Philips Investor Relations

Tel.: +31 20 59 77055

E-mail: ksenija.gonciarenko@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care.

February, 2018 Page: 2

Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips’ health technology portfolio generated 2017 sales of EUR 17.8 billion and employs approximately 74,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.